September 26, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Assistant Director Larry Spirgel

Re:	Brekford Corp.
Form 10-K for the Year Ended December 31, 2012
Filed March 8, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 2, 2013
File No. 000-52719
Ladies and Gentlemen:

           Please find below responses to the comments provided to Brekford Corp. (the “Company”) by the staff of the Commission (the “Staff”) in a letter dated September 12, 2013 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 8, 2013 (the “Form 10-K”), and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 2, 2013 (the “Form 10-Q”).  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, General, and Administrative Expenses, page 14

Please tell us and disclose the reason for the significant increase in bad debt expense for 2012. We note in your financial statements on page 21 that bad debt expense increased from $256,917 to $1,076,708 while revenues increased by approximately $1.6 million for the year ended December 31, 2012.

Response:

Bad debt expense is driven primarily by management’s evaluation of the probability of collecting citations and its approach to reserving for uncollectible citations based on its best estimate of probable losses, which is continually evaluated by management.  When there is reasonable evidence indicating that probable losses will be higher (or lower), we adjust our estimate to match these expectations.  The increase of bad debt expense from $256,917 in 2011 to $1,076,708 in 2012 was attributable primarily to management’s determination that the probability of collecting citations exceeding a certain age had been greatly reduced.  Factors involved in our assessment of the probability of collecting citations include collection history, lack of significant consequences for violators who do not make payments prior to their two-year registration renewal anniversary, and the sluggish general economic recovery within the municipalities where our citations are issued.  Based on its evaluation, management determined that uncollected citations exceeding sixty days in age should be written off as bad debt expense.  Additionally, the Company increased the overall allowance factors for uncollected citations that were less than sixty days in age.

In any future periodic report in which the Company discloses a significant increase or decrease in bad debt expense, the Company will expand its disclosure and the reasons therefor.

Financial Statements for the Year Ended December 31, 2012

Note 2, Summary of Significant Accounting Policies

Accounts Receivable, page 23

We note the Company’s practice of reserving for uncollectible citations is based on its best estimate of the amount of probable losses. Based on the Company’s recognition of revenue from its traffic enforcement citations on a net basis, please advise us why there would have been a significant increase in bad debts of approximately $800,000 relative to a smaller increase in revenue of approximately $1.6 million for the year ended December 31, 2012.

Response:

As discussed in our response to the Staff’s Comment 1 above, bad debt expense is a function of both management’s evaluation of probable losses from uncollectable citations and actual write off of accounts determined to be uncollectible.  With respect to the Company’s recognition of revenue from its traffic enforcement citations on a net basis, our Form 10-K states “For automatic traffic enforcement revenue, the Company recognizes the revenue either on the date that the Company determines a valid violation has occurred or when the collection efforts are completed, depending on the specific terms of the contract with each municipality. The Company records revenue related to automated traffic violations for the Company’s share of the violation amount.”  For those contracts where revenue is recognized based on the date on which the Company determines a violation has occurred, there is a greater risk that a portion of those citations will not be collected.  The allowance for doubtful accounts and corresponding bad debt expense is primarily driven by these receivables.  The significant increase in bad debt expense is discussed in the Company’s response to the Staff’s Comment 1 above.

Financial Statements for the Quarter Ended June 30, 2013

Note 3 – Line of Credit and Notes Payable Auto, page 6

Please tell us and disclose the risk and uncertainty related to your revolving line of credit not being extended beyond September 28, 2013. We note the Company has drawn down $2.5 million in the first half of 2013 and that the bank has amended your loan agreement on July 18, 2013 to extend the revolving line of credit for three months to September 28, 2013. Please reference ASC 275-10-50-16 regarding current vulnerability due to certain concentrations.

Response:

As of June 30, 2013, management believed that the risks and uncertainties related to our credit line with PNC Bank, National Association (“PNC”), and, specifically, the approaching maturity date of that line, were not material.  In particular, (i) management’s discussions with representatives of PNC indicated that PNC intended to extend the maturity date of our credit line beyond September 28, 2013 and (ii) management believed that the Company would have the capital resources necessary to both repay the balance due under the line and meet its ongoing capital requirements management believed in the event the maturity date was not extended by PNC, based on the Company’s cash on hand and current and anticipated receivables.  In considering anticipated receivables, management took into account the delayed start of an automated traffic enforcement program by one of the Company’s largest customers, which was a significant contributor to the $1.8 million in negative cash flow from operations that was recorded for the first six months of 2013.  Management believes that this program will be instituted during the second half of 2013.  As a result of the foregoing, management believed that all the criteria described in ASC 275-10-50-16 were not satisfied.

The Company and PNC are in the final stages of negotiating an extension of the maturity date of the credit line, and the Company expects to execute a loan modification agreement, extending the maturity date to March 31, 2014, with PNC on or before September 28, 2013.  The Company will file a Current Report on Form 8-K to announce the extension within four business days of its execution.

Notwithstanding the foregoing, the Company will revise future periodic reports to better address the risks and uncertainties related to its credit facility and capital resources in general.  Using the Form 10-Q as an example, the Company intends to revise its discussion of capital resources and liquidity contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations section” (under the heading “Financial Condition, Liquidity and Capital Resources” on page 15) to read as follows:

Financial Condition, Liquidity and Capital Resources

At June 30, 2013, we had total current assets of $7.1 million and current liabilities of $6.9 million resulting in a working capital surplus of $0.2 million. Inventory totaled $0.69 million as of June 30, 2013 and primarily consisted of raw materials related to future product sales.

The Company reported a net loss of $400,469 for the six months ended June 30, 2013 and its accumulated deficit increased to $8,049,448 at June 30, 2013. Cash flows used in operations for the six months ended June 30, 2013 were $1,851,465.

The Company intends to continue its efforts to expand its automated traffic enforcement business, and such expansion may significantly increase the Company’s working capital needs.  Management believes that the Company’s current level of cash combined with cash that it expects to generate in its operations during the next 12 months and funds available from its $3,500,000 line of credit facility with PNC will be sufficient to sustain the Company’s business initiatives through at least June 30, 2014.  Management has taken certain measures to conserve its capital resources and maintain liquidity that it believes will permit the Company to meet its future capital requirements, but there can be no assurance that these measures will be successful or adequate.  In addition, the Company relied on its line of credit facility with PNC during 2012 to fund operations, and this facility is scheduled to mature on September 28, 2013.  As of June 30, 2013, the Company had $2.5 million in outstanding indebtedness under its line of credit with PNC.  Although management intends, as circumstances dictate, to preserve this line of credit by seeking extensions and or renewals, there can be no assurance that it will be extended or renewed or, if it is not extended or renewed, that the Company will be able to secure a replacement credit facility.

In the event that the Company’s cash reserves, cash flow from operations and funds available under its credit facilities are not sufficient to fund the Company’s future operations, it may need to obtain additional capital.  No assurance can be given that the Company will be able to obtain additional capital in the future or that such capital will be available to the Company on acceptable terms.  The Company’s ability to obtain additional capital will be subject to a number of factors, including market conditions, the Company’s operating performance and investor sentiment, which may make it difficult for the Company to consummate a transaction at the time, in the amount and/or upon the terms and conditions that the Company desires.  If the Company is unable to raise additional capital at the times, in the amounts, or upon the terms and conditions that it desires, then it might have to delay, scale back or abandon its expansion efforts.  Even with such changes, the Company’s operations could consume available capital resources and liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity, and Capital Resources, page 15

Please tell us and disclose management’s plans for obtaining additional financing in the event that its revolving line of credit with PNC is not extended beyond September 28, 2013 to provide sufficient liquidity to meet its working capital needs during the next 12 months. The Company has $2,500,000 outstanding on its revolving line of credit at June 30, 2013 which has been extended through September 18, 2013, but there is no indication the credit facility will be extended beyond that date. We note you disclose that “management expects to incur a significant increase in working capital requirements for the Company’s expansion in the automated traffic enforcement business” through funds it anticipates to generate in its operations, although cash flow from operations was negative $1.8 million through the first six months of 2013.

Response:

This Comment is addressed in the Company’s response to the Staff’s Comment 3 above.

We trust that this letter addresses the Staff’s comments.  If the Staff should have any questions or further comments, please contact the undersigned at (443) 557-0200, ext. 201 or cbrechin@brekford.com.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

By:	/s/ Chandra “C.B.” Brechin

Chandra “C.B.” Brechin
Chief Executive Officer and Chief Financial Officer